UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	CEMEX, S.A.B. de C.V.’s (NYSE:CX) and its subsidiaries consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

2.	CEMEX, S.A.B. de C.V.’s (NYSE:CX) individual financial statements for the years ended December 31, 2015, 2014 and 2013.

CEMEX, S.A.B. de C.V.’s consolidated and individual financial statements are subject to approval by CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 1, 2016	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

Exhibit No.	Description
1.	CEMEX, S.A.B. de C.V.’s (NYSE:CX) and its subsidiaries consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

2.	CEMEX, S.A.B. de C.V.’s (NYSE:CX) individual financial statements for the years ended December 31, 2015, 2014 and 2013.

CEMEX, S.A.B. de C.V.’s consolidated and individual financial statements are subject to approval by CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 31, 2016.